June 03, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Courtney Hasley

Re:  Maverick Minerals Corporation
       Withdrawl of Registration Statement on Form S-1
       Filed on October 8, 2010
       File No.  333-169841

Courtney Haseley,

On behalf of Maverick Minerals Corporation, a Nevada corporation (the “Company”), we hereby request, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-169841), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on October 08, 2010, (the “Registration Statement”), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) promulgated under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 promulgated under the Securities Act.

Please send copies of the written order granting withdrawal of the Registration Statement to Robert Kinloch via email at rjk@maverickminerals.com  or via facsimile at (306-343-0888).

Should you have any questions regarding this matter, please contact Robert Kinloch at (306) 343-5799.

Very truly yours,

/s/    Robert J. Kinloch

Robert Kinloch
President and Chief Executive Officer